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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

TVX GOLD INC.
(Translation of registrant's name into English)

Suite 1200, 220 Bay Street Toronto, Ontario M5J 2W4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

Index on Page 2 of 5.

INDEX

Items Furnished Under Cover of Form 6-K

(TVX Logo)	Stock Symbol: Exchange TVX:TSE, TVX:NYSE

Stratoni Operations to Continue

Toronto, Ontario, December 19, 2002 . . . TVX Gold Inc. ("TVX") has been informed that the Greek Conseil d'Etat has issued its decision with respect to TVX's base metal operation in Greece. The decision held that TVX Hellas, TVX Gold's Greek subsidiary, is not required to submit a new environmental impact study (EIS) to support the formally approved Technical Study (permit) allowing for the expansion of the Mavres Petres mine.

However, the Court ruled that the waiver of the need for a new EIS must be confirmed by all relevant Ministries at Minister lever prior to the re-approval of the Technical Study by the Minister of Development.

The Ministry of Development has undertaken to obtain the necessary confirmations and has advised that, in the meantime, the continued, unobstructed operations of TVX Hellas are secure. It is anticipated that the re-approval of the Technical Study will be issued in January 2003.

Mr. Sean Harvey, CEO of TVX, stated that "it is a positive step that the Government continues to be fully supportive of the Stratoni operations of TVX Hellas and that it is prepared to quickly implement the necessary administrative acts to safeguard the jobs of our workers and protect the economy of the region".

Forward Looking Statements
Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

For investor and Media Information, contact:

Carl Hansen	Investor Relations
Manager, Investor Relations	Toll Free (in North America):
Tel: 416 941-0119	1 877 TVX GOLD (889-4653)	Visit the TVX Gold Web Site at:
cbhansen@tvxgold.com	info@tvxgold.com	http://www.tvxgold.com

220 Bay Street, Suite 1200, Toronto, Ontario, Canada M5J 2W4 Tel: (416) 366-8160 Fax: (416) 366-8163

(TVX Logo)	Stock Symbol: Exchange TVX:TSE, TVX:NYSE

TVX Announces Date of Special Meeting

Toronto, Ontario, December 20, 2002 . . . TVX Gold Inc. ("TVX") is pleased to announce that a date has been established for its Special Meeting of Shareholders concerning the previously announced Combination of TVX, Kinross Gold Corporation (TSX-K; Amex-KGC) ("Kinross"), and Echo Bay Mines Ltd. (TSX-ECO; Amex-ECO) ("Echo Bay"). The TVX meeting will be held at 9:30 a.m. on January 31, 2003 at The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada.

Assuming TVX's shareholders approve the Plan of Arrangement to effect the Combination, and the Kinross and Echo Bay shareholders approve the Combination at their meetings to be held on January 28 and January 31, 2003 respectively, approval for the Arrangement will be sought on January 31, 2003 from the Superior Court of Justice, Ontario.

The record date for the TVX Special Meeting of Shareholders remains December 13, 2002.

Forward Looking Statements

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

For investor and Media Information, contact:

Carl Hansen	Investor Relations
Manager, Investor Relations	Toll Free (in North America):
Tel: 416 941-0119	1 877 TVX GOLD (889-4653)	Visit the TVX Gold Web Site at:
cbhansen@tvxgold.com	info@tvxgold.com	http://www.tvxgold.com

220 Bay Street, Suite 1200, Toronto, Ontario, Canada M5J 2W4 Tel: (416) 366-8160 Fax: (416) 366-8163

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TVX GOLD INC.
DATED:	DECEMBER 23, 2002	By:	/s/ R. GREGORY LAING R. Gregory Laing General Counsel, Vice President and Corporate Secretary

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INDEX
Items Furnished Under Cover of Form 6-K
TVX Announces Date of Special Meeting
SIGNATURES